REAL ESTATE
PURCHASE AND SALE AGREEMENT

    THIS REAL ESTATE PURCHASE AND SALE AGREEMENT (this "Agreement") is entered into as of the 1st day of November, 2001 (the "Effective Date") by and between TC MANUFACTURING CO., INC., an Illinois corporation, having an address of 1527 Lyons Street, Evanston, Illinois  60201 (the "Seller"), and CHASE CORPORATION, a Massachusetts corporation, or its successors or assigns, having an address of 26 Summer Street, Bridgewater, Massachusetts  02324 (the "Buyer" or "Purchaser"), upon the terms and conditions set forth herein.

    1.     Purchase and Sale. For and in consideration of the undertakings and mutual covenants of the parties set forth herein, Seller hereby agrees to sell, transfer, assign and/or convey to Buyer and Buyer hereby agrees to accept, buy and pay for these 3 buildings (collectively the "Building") and approximately 4.2705 acres of land (the "Land") that the Building is located on, all as more particularly described on Exhibit A attached hereto, commonly known as 1520, 1517-37 Lyons Street, Evanston, Illinois  60201, together with all rights, easements, rights of way and interests related thereto and the Personal Property as described below (collectively, the "Property"), on the terms and conditions set forth in this Agreement.

    2.     Purchase Price; Payment.  The purchase price for the Property ("Purchase Price") is One Million Seven Hundred Thousand and no/100 Dollars ($1,700,000.00), which will be paid by Buyer to Seller  at Closing.  The Purchase Price (as adjusted pursuant to Section 11 hereof) shall be paid by Buyer to Seller by wire transfer of immediately available funds.

    3.     Date and Place of Closing.  The closing of the sale of the Property contemplated herein (the "Closing") shall occur promptly following the satisfaction of the conditions to Closing set forth in Section 10 hereof ("Closing Date") at the offices of Chicago Title and Trust Company of Chicago, who shall conduct the Closing in accordance with this Agreement and the laws, customs and practices applicable to sales of commercial real estate in the City of Evanston, Illinois.  TIME IS OF THE ESSENCE WITH REGARD TO THE DATE OF CLOSING.

    4.     Title and Survey Matters.

        (a)     Conveyance of Title.  At Closing, Seller agrees to deliver to Purchaser a corporate warranty deed ("Warranty Deed"), in recordable form, conveying the Property to Purchaser or Purchaser' assignee or designee, free and clear of all liens, claims and encumbrances except for the following items (the "Permitted Exceptions"):  (1) those matters listed on Exhibit B attached hereto; and (2) those additional matters that may be specifically approved, in writing, by Purchaser.  At Closing, Seller shall also deliver to Purchaser each of the documents listed in Paragraph 10 below.

          (b)     Title Commitment.  Prior to Closing, Seller shall deliver to Purchaser a commitment (the "Title Commitment"), issued by Chicago Title Insurance Company (the "Title Company"), for an owner's title insurance policy (the "Title Policy"), ALTA Policy Form B-1992, in the full amount of the Purchase Price, showing fee simple title to the Property in Seller, subject only to the Permitted Exceptions, together with legible and complete copies of all recorded documents evidencing title exceptions raised in Schedule B of the Title Commitment.  The Title Policy shall affirmatively insure Purchaser's interest in, and rights with respect to, the Property, and have all standard and general printed exceptions deleted so as to afford full "extended form coverage," and shall further include an owner's comprehensive endorsement; ALTA Zoning Endorsement No. 3.1 (including parking); an access endorsement; a contiguity endorsement, if applicable.  As a condition Precedent to Purchaser's obligation to close the transaction as described in this Agreement, the Title Commitment shall be later-dated to cover the Closing and the recording of the Warranty Deed, and the Title Company shall deliver the Title Policy (or a "marked-up" Title Commitment) to Purchaser concurrently with the Closing.  At Closing, Seller shall pay the cost of all title insurance charges, premiums and all search, continuation and later-date fees.  Buyer shall pay for any endorsements it may require, other than the owner's comprehensive coverage endorsement.  Should the Title Commitment indicate the presence of any matters that do or could adversely affect the value or marketability of title to such Property, or other matters which do or could adversely affect Purchaser's use, operation or financing of such Property, such matters shall be considered "Defects," and the cure provisions set forth in Subparagraph (d) below shall apply.

         (c)     Survey.  Prior to the Closing Date, Seller shall deliver to Purchaser, at Seller's sole cost and expense, an as-built, spotted survey of the Property (the "Survey"), prepared by a surveyor duly registered in the State of Illinois, and certified by said surveyor as having been prepared in accordance with the minimum detail and classification requirements of the land survey standards of the American Land Title Association, and specifically incorporating all of the standards and protocols contemplated by the minimum standard detail requirements and classifications for ALTA/ASCM land title surveys, as adopted in 1992 by ALTA/ASCM, including any reasonable certification required by Buyer.  The Survey shall be certified to Purchaser and its assigns, Purchaser's designated lender(s), if any, and the Title Company.  The Survey shall show that there are no encroachments of the Improvements onto adjoining properties, easements, set-back lines or right-of-way, and no encroachments of adjacent improvements onto the Property, and shall comply with any requirements by the Title Company as a condition to the removal of the survey exception from the standard printed exceptions in Schedule B of the Title Commitment, and shall comply with any reasonable requirements of Purchaser's lender(s) and underwriter(s).  Without limitation of the foregoing, the Survey shall state the legal description of the Land, the square footage of the Land and each Building, all applicable building set-back lines, the number and location of all legal parking spaces on the Land, and shall further state whether the Land is located in an area designated by an agency of the United States as being subject to flood hazards or flood risks.  The costs of locating and spotting the parking spaces on the Land shall be paid for by Buyer.  Should the Survey indicate the presence of any encroachments by or upon the Property, or other matters that do or could adversely affect the value of marketability of title to such Property, or other matters which do or could adversely affect Purchaser's use, operation or financing of such Property, such matters shall be considered "Defects," and the cure provisions set forth in Subparagraph (e) below shall apply.

        (d)     Defects and Cure.  The items described in this Paragraph 4 are collectively referred to as "Title Evidence."  If the Title Evidence discloses unpermitted claims, liens, exceptions, or conditions (the "Defects"), said Defects shall, as a Condition Precedent to Closing, be cured and removed by Seller from the Title Evidence prior to Closing, or within thirty (30) days after delivery to Purchaser of the item of Title Evidence disclosing the Defect(s), whichever date is earlier.  If Seller fails to so cure all Defects, or if Seller fails to cause all Defect(s) to be insured over by the Title Company, then Buyer may (1) terminate this Agreement by written notice to the Seller given within thirty (30) days after expiration of the cure period, and neither party shall have any further liability to the other hereunder, except as otherwise provided herein; or (2) proceed to close by deducting from the cash otherwise due at Closing and/or escrowing with the Title Company the amount necessary to cure such Defects (if such Defects are of a liquidated nature and an ascertainable monetary amount or can be endorsed over by the Title Company by the payment or escrowing of an ascertainable amount) and/or cause the Title Company to insure and/or endorse over such Defects, provided that the terms of such insurance and/or endorsements are reasonably satisfactory to Purchaser.

    7.     Representation, Warranties and Covenants of Seller.

     Seller represents and warrants to Buyer that the following matters are true as of the Contract Date and shall be true as of the Closing Date.

          (a)     Descriptive Information.  The descriptive information concerning the Property set forth in Paragraph 1 hereof is complete, accurate, true and correct in all material respects.

          (b)     Title.  The Seller is the legal fee simple titleholder of the Property and, other than with respect to the Permitted Exceptions, has or will at Closing have, good, marketable and insurable title to the Property, free and clear of all mortgages and security interests, leases, agreements and tenancies, licenses, claims, options, options to purchase, liens, covenants, conditions, restrictions, rights-of-way, easements, judgments and other matters affecting title to the Property.

          (c)     Seller's Deliveries.  All items delivered by Seller pursuant to this Agreement are true, accurate, correct and complete in all material respects, and fairly present the information set forth in a manner that is not misleading.  The copies of all documents and other agreements delivered or furnished and made available by Seller to Purchaser pursuant to this Agreement constitute all of and the only agreements relating to or affecting the ownership and operation of the Property, there being no "side" or other agreements, written or oral, in force or effect, to which Seller is a party or to which the Property is subject.

          (d)     Defaults.  Except as set forth on Exhibit C, Seller is not in default under any of the documents, recorded or unrecorded, referred to in the Title Commitment.
          (e)     Contracts.  There are no contracts of any kind relating to the management, leasing, operation, maintenance or repair of the Property.

          (f)     Physical Condition.  Except as set forth on Exhibit D, to the best of Seller's knowledge, there is no existing patent or latent structural or other physical defect or deficiency in the condition of the Property, or any component or portion thereof, that would or could impair or impose costs upon the use, occupancy or operation of the Property, and that has not been fully corrected and Seller has no knowledge of any defect or deficiency in the Improvements, the structural elements thereof, the mechanical systems (including, without limitation, all HVAC System, plumbing, electrical elevator, security, utility and sprinkler systems) therein, or the roof of any Building.  As to the roof matters described in the report listed on Exhibit D, Seller shall contract with a roofing contractor reasonably acceptable to Buyer and Seller to perform those certain emergency repairs described therein as soon as practicable after Closing, but in all events within thirty (30) days of Closing.  The cost of such emergency repairs shall be split equally between Buyer and Seller.  During the spring of 2002, Buyer shall also arrange for a roofing contractor reasonably acceptable to Buyer and Seller to perform the roofing replacement work in substantial compliance with the recommendations contained in the report listed on Exhibit D.  The Buyer and Seller shall split equally the cost of any such roof replacement work.  Additionally, after inspection of the North Side Property (as defined herein) by The Alsan Group, Buyer may implement the recommendations, if any, continued in such report as to the North Side Property roofs, the costs of any such implementation to be split equally between Buyer and Seller.

          (g)     Utilities.  Except as set forth on Exhibit E, to the best of Seller's knowledge, all water, sewer, gas, electric, telephone, drainage and other utility equipment, facilities and services required by law or necessary for the operation of the Property as it is now being operated, and as required for operation of the Building, are installed and connected pursuant to valid permits, are adequate to service the Property, and are in good operating condition.  To the best of Seller's knowledge, no fact or condition exists that would or could result in the termination or impairment of the furnishing of service to the Property of water, sewer, gas, electric, telephone, drainage or other such utility services.  To the best of Seller's knowledge, the equipment servicing the Property is in full compliance with all applicable governmental laws, rules and regulations.

          (h)     Improvements.  Seller has no knowledge that the Improvements were not completed and installed in accordance with all governmental authorities having jurisdiction thereover, or that they violate any governmental laws, ordinances, rules or regulations.

          (i)     Compliance with Laws and Codes.  To the best of Seller's knowledge, except as set forth on Exhibit F, the Property, and the use and operation thereof, is in full compliance with all applicable municipal and other governmental laws, ordinances, regulations, codes, licenses, permits and authorizations, and there are presently and validly in effect all licenses, permits and other authorizations necessary for the use, occupancy and operation of the Property as it is presently being operated.  Without limiting the foregoing, Seller has not received any written notice alleging that the Property fails to fully comply with all applicable requirements of the federal Americans With Disabilities Act.  Seller has no knowledge that any heating or other burning equipment located at or used in connection with the Property violates any law or regulation of any Governmental Authorities (defined below) having jurisdiction over the Property.  To the best of Seller's knowledge, the Property is zoned by the municipality in which it is located so as to permit the industrial, warehouse and distribution uses and structures thereon, in a manner that accommodates and is fully compatible with the Building and Improvements as they presently exist.  Except as set forth on Exhibit F, to the best of Seller's knowledge, the Property does not constitute a non-conforming use or non-conforming structure under applicable present zoning laws., To the best of Seller's knowledge, except as set forth on Exhibit F, no zoning, subdivision, environmental, Hazardous Material, building code, health, fire, safety or other law, order or regulation is, or on the Closing Date will be, violated by the continued maintenance, operation or use of any Improvements or parking areas in the Property, and no notice of any such violation has been issued by any Governmental Authorities having jurisdiction over the Property.  On or before the Closing Date, Seller shall cure (or escrow sufficient funds at Closing with the Title Company to cure) all violation notices issued by Governmental Authorities with respect to the Property, and legal deficiencies existing at or in the Property, on or before the Closing Date.  All driveway entrances and exits to the Property are permanent, and no special access or other permits are required to maintain same.  All existing streets and other improvements, including water lines, sewer lines, sidewalks, curbing and streets at the Property have been paid for and either enter the Property through adjoining public streets, or, if they enter through private lands, do so in accordance with valid, irrevocable easements running with the ownership of the Property.

          (j)     Litigation.  Except as set forth on Exhibit G, there are no pending or (to the best of Seller's knowledge, threatened) judicial, municipal or administrative proceedings affecting the Property or in which Seller is or will be a party by reason of Seller's ownership or operation of the Property or any portion thereof, including, without limitation, proceedings for or involving collections, condemnation, eminent domain, alleged building code or environmental or zoning violations, or personal injuries or property damage alleged to have occurred on the Property or by reason of the condition, use of, or operations on, the Property.  No attachments, execution proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings are pending, or to the best of Seller's knowledge, threatened, against Seller, nor are any of such proceedings contemplated by Seller.  In the event any proceeding of the character described in this Paragraph (j) is initiated or threatened prior to Closing, such occurrence shall constitute a default by Seller hereunder, and Seller shall promptly advise Purchaser thereof in writing.

          (k)     Insurance.  Seller now has in force casualty and liability insurance relating to the Property in the minimum coverages and amounts set forth in Exhibit H hereto.  Seller has received no written notice from any insurance carrier, nor is Seller aware of, any defects or inadequacies in the Property that, if not corrected, would result in termination of insurance coverage or increase in the normal and customary cost thereof.

          (l)     Re-Zoning.  Seller has no knowledge of, any pending or threatened proceeding for the rezoning of the Property or any portion thereof, or the taking of any other action by Governmental Authorities that would have an adverse or material impact on the value of the Property or use thereof.

          (m)     Authority.  The execution and delivery of this Agreement by Seller, and the performance of this Agreement by Seller, have been duly authorized by Seller, and this Agreement is binding on Seller and enforceable against Seller in accordance with its terms.  No consent of any creditor, investor, judicial or administrative body, Governmental Authority, or other governmental body or agency, or other party to such execution, delivery and performance by Seller is required.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in a breach of, default under, or acceleration of, any agreement to which Seller is a party or by which Seller or the Property are bound; or (ii) violate any restriction, court order, agreement or other legal obligation to which Seller and/or the Property is subject.

          (n)     Real Estate Taxes.  The most recent real estate "Tax Bill(s)" for (and the only real estate tax bills applicable to) the Property are attached hereto (or described in) Exhibit I.  Except as set forth on Exhibit I, Seller has not received written notice of and does not have any actual knowledge of any proposed increase in the assessed valuation of the Property.  Except as described on Exhibit I, there is not now pending, and Seller agrees that it will not, without the prior written consent of Purchaser, institute prior to the Closing Date, any proceedings or application for a reduction in the real estate tax assessment of the Property or any other relief for any tax year.  There are no outstanding agreements with attorneys or consultants with respect to the Tax Bills that will be binding on Purchaser or the Property after the Closing, except for that certain agreement with Flanagan & Bilton dated June 11, 2001, which agreement shall be assigned to Buyer at Closing and any amounts due thereunder, prorated between Buyer and Seller.  Other than the amounts disclosed by the Tax Bills, no other real estate taxes have been, or to Seller's knowledge will be, assessed against the Property, or any portion thereof, in respect of the year 2000 or any prior year, and no special assessments of any kind (special, bond or otherwise) are or have been levied against the Property, or any portion thereof, that are outstanding or unpaid, and, to the best of Seller's knowledge, none will be levied prior to Closing.  The most recently assessed general real estate taxes for the Property for the year 2000 are in the sums described in Exhibit I hereto.

          (o)     Easements and Other Agreement.  Seller is not in default in complying with terms and provisions of any of the covenants, conditions, restrictions, rights-of-way or easement constituting one or more of the Permitted Exceptions.

          (p)     Absence of Leases.  Except as set forth on Exhibit N, Seller currently uses the entire Property for its own purposes; and except as set forth on Exhibit J, which lease listed thereon shall be assigned to Buyer at Closing, there currently are no other leases or other agreements with any third party granting possessory rights for the use or occupancy of all or any portion of the Property, nor shall Seller enter into any such leases or other agreements prior to Closing.

          (q)     Soil Condition.  To the best of Seller's knowledge, the soil condition of the Land is such that it will support all of the Improvements for the foreseeable life of the Improvements, without the need for unusual or new sub-surface excavations, fill, footings, caissons or other installations.  To the best of Seller's knowledge, the Improvements, as built, were constructed in a manner compatible with the soil condition at the time of construction, and all necessary excavations, fill, footings, caissons or other installations were then and have since been provided.

          (r)     United States Person.  Seller is a United States Person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended, and shall execute and deliver an Entity Transferor" certification at Closing.

          (s)     Bulk Sales.  The sale of the Property to Buyer hereunder shall not subject Buyer to any tax liability pursuant to Section 902(d) of the Illinois Income Tax Act and Section 444(j) of the Retailers Occupation Tax Act..

          (t)     Condemnation.  Seller has no knowledge of pending or contemplated condemnation or other governmental taking proceedings affecting all or any part of the Property.

          (u)     Disclosure.  No representation or warranty made by Seller in this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary in order to make the statements contained therein not misleading or necessary in order to provide a prospective purchaser of the Property with adequate information as to the Property and its management, operation, maintenance and repair.

The representations and warranties made in this Section 7 of this Agreement by Seller shall be continuing, and shall be deemed remade by Seller as of the date of Closing with the same force and effect as if in fact specifically remade at that time.  All representations and warranties made in this Agreement shall survive the Closing for a period of two (2) years, and shall not merge into any instrument of conveyance delivered at the Closing.  Notwithstanding anything to the contrary herein, the effect of the representations and warranties made in this Agreement shall not be diminished, abrogated or deemed to be waived by the Inspection, Assessment(s), or any other inspections or investigations made by Purchaser; however, Seller's total liability for breach shall be limited as provided for in Section 7(c) of that certain Asset Purchase Agreement by and between Chase Corporation and TC Manufacturing Co., Inc. dated as of November 1, 2001 (the Asset Purchase Agreement").

    8.     Covenants of Seller
 Effective as of the Contract Date, Seller hereby covenants with Purchaser as follows:

          (a)     Leases.  Seller shall not enter into any lease, license, or other agreement granting possessory interests in all or any portion of the Building or otherwise affecting the ownership or operation of the Property, or for personal property, equipment, or vehicles, without Purchaser's prior written approval (which approval shall not be unreasonably withheld or delayed).

          (b)    New Contracts.  Seller shall not enter into any contract with respect to the ownership and operation of the Property that will survive the Closing, or that would otherwise affect the use, operation or enjoyment of the Property, without Purchaser's prior written consent, except for service contracts entered into in the ordinary cause of business that are terminable without penalty on not less than sixty (60) days' notice.  Purchaser's approval of any proposed contract shall not be unreasonably withheld or delayed.

          (c)     Insurance.  The insurance policies described on Exhibit L shall remain continuously in force through and including the Closing Date.

          (d)     Operation of Property.  Seller shall operate and manage the Property in the same manner as in effect as of and on the Contract Date, maintaining present services (including, but not limited to, pest control), and shall maintain the Property in good repair and working order; shall keep on hand sufficient materials, supplies, equipment and other personal property for the efficient operation and management of the Property in the same manner as is in effect on the Contract Date; and shall perform, when due, all of Seller's obligations under the Contracts, Governmental Approvals and other agreements relating to the Property and otherwise in accordance with applicable laws, ordinances, rules and regulations affect the Property.  Except as otherwise specifically provided herein, Seller shall deliver the Property at Closing in substantially the same condition as it is on the Contract Date, reasonable wear and tear excepted.

          (e)     Pre-Closing Expenses.  Seller has paid or will pay in full, prior to Closing, all bills and invoices for labor, goods, material and services of any kind relating to the Property and utility charges, relating to the period prior to Closing.  Any alterations, installations, decorations and other work required to be performed under any and all agreements affecting the Property have been or will, by the Closing, be completed and paid for in full.

          (f)     Good Faith.  All action required pursuant to this Agreement that is necessary to effectuate the transaction contemplated herein will be taken promptly and in good faith by Seller, and Seller shall furnish Purchaser with such documents or further assurances as Purchaser may reasonably require.

          (g)     No Assignment.  After the Contract Date and prior to Closing, Seller shall not assign, alienate, lien, encumber or otherwise transfer all or any part of the Property or any interest therein.

          (h)     Availability of Records.  Upon Purchaser's request, for a period of two (2) years after Closing, Seller shall (i) make the Records available to Purchaser for inspection, copying and audit by Purchaser's designated accountants; and (ii) cooperate with Purchaser at Purchaser's expense in obtaining any and all permits, licenses, authorizations, and other Governmental Approvals necessary for the operation of the Property.

          (i)     Change in Conditions.  Seller shall promptly notify Purchaser of any change in any condition with respect to the Property or of the occurrence of any event or circumstance that makes any representation or warranty of Seller to Purchaser under this Agreement untrue or misleading, or any covenant of Purchaser under this Agreement incapable or less likely of being performed, it being understood that the Seller's obligation to provide notice to Purchaser under this Paragraph 8(i) shall in no way relieve Seller of any liability for a breach by Seller of any of its representations, warranties or covenants under this Agreement.

All covenants made in this Section 8 of this Agreement by Seller shall survive the Closing for a period of two (2) years, and shall not be merged into any instrument of conveyance delivered at Closing.

    9.     Environmental Warranties and Agreements.

      (a)     Definitions.

               Unless the context otherwise requires:

      (1)     Environmental Law" or Environmental Laws" shall mean:  (i) the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. §§ 9601 et seq.), as amended ("CERCLA"); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), as amended; (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§ 11001 et seq.), as amended; (iv) the Clean Air Act (42 U.S.C. §§ 7401 et seq.), as amended; (v) the Clean Water Act (33 U.S.C. I 1251 et seq.), as amended; (vi) the Toxic Substances Control Act (15 U.S.C. I 2601 et seq.), as amended; (vii) the Hazardous Materials Transportation Act (49 U.S.C. §§ 1801 et seq.), as amended; (viii) the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. I 136 et seq.), as amended; (ix) the Safe Drinking Water Act (41 U.S.C. I 300f et seq.), as amended; (x) any state, county, municipal or local statutes, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (ix) of this subparagraph (a); (xi) any amendments to the statutes, laws or ordinances listed in parts (i) - (ix) of this subparagraph (a); (xii) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments used in parts (i) - (ix) of this subparagraph (a); and (xiii) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters.

  (2)     Governmental Authorities" shall mean any commission, department of body of any municipal, township, county, state or Federal governmental unit, having jurisdiction over the Property or the management, operation, use or improvement thereof.

  (3)     Hazardous Conditions" refers to the presence on, in or about the Property (including ground water) of Hazardous Materials, the concentration, condition, quantity, location or other characteristic of that fails to comply with the most stringent standards now or hereafter applicable or relevant or appropriate, under applicable Environmental Laws.

  (4)     Hazardous Material" shall mean any chemical, substance, waste, material, equipment or fixture defined as or deemed hazardous, toxic, a pollutant, a contaminant, or otherwise regulated under any Environmental law, including, but not limited to, petroleum and petroleum products, waste oil, halogenated and non-halogenated solvents, PCBs, and asbestos.

  (5)     Release" shall have the meaning found in § 42 U.S.C. 9601(22) and shall include migration.

  (6)     Remedial Action" shall mean any and all corrective action, preventative measures, response, removal, transport, disposal, clean-up, abatement, treatment and monitoring of Hazardous Materials or Hazardous Conditions, whether voluntary or mandatory, and all studies, assessments or investigations performed to determine if such actions are necessary or appropriate, all occurring on or after the Contract Date.

  (7)     Remedial Costs" shall include all costs, expenses and fees incurred on or after the date of this Agreement in connection with Remedial Action, including but not limited to the fees of environmental consultants and contractors, reasonable attorneys' fees (including compensation for in-house and corporate counsel provided such compensation does not exceed customary rates for comparable services), laboratory analysis, regulatory, permitting and review fees, costs of soil and/or water treatment and/or transport and disposal and the cost of supplies, equipment, material and utilities used in connection with Remedial Action.

    (b)     Warranties.  Seller represents and warrants to Purchaser that the following matters are true as of the Contract Date and shall be true as of the Closing Date.

          (1)     Subject to the North and South NFR Letter Remediation Projects (as described in Section 15 below), to the best of Seller's knowledge, the Property has been and continues to be owned and operated in compliance with all Environmental Laws.

          (2)     Except as set forth on Exhibit K, to the best of Seller's knowledge, there have been no past and there are no pending or, threatened (i) written claims, complaints, notices, or requests for information received by Seller with respect to any alleged violation of any Environmental Law with respect to the Property, or (ii) written claims, complaints, notices, or requests for information to Seller regarding potential or alleged liability under any Environmental Law with respect to the Property.

          (3)     Except as set forth on Exhibit K and subject to the North and South NFR Letter Remediation Projects, to the best of Seller's knowledge, there have been no Releases of Hazardous Materials at, on, under or about the Property.

          (4)     Subject to the North and South Remediation Projects, and other than as set forth on Exhibit K, Seller has no knowledge of any conditions existing at, on, or under the Land or the Property that, with the passage of time or the giving of notice or both, would constitute a Hazardous Condition or give rise to liability under any Environmental Law.

          (5)     Except as set forth on Exhibit K, Seller has been issued and is in compliance with all orders, directives, requirements, permits, certificates, approvals, licenses, and other authorizations from applicable Governmental Authorities relating to Environmental Laws with respect to the operation of the Property.

          (6)     To the best of Seller's knowledge, the Property is not listed or proposed for listing on the National Priorities List pursuant to CERCLA, on the CERCLIS, or on any other similar state list of sites requiring Remedial Action.

          (7)     To the best of Seller's knowledge, Seller has not transported or arranged for the transportation of any Hazardous Materials from the Property to any location that is listed or proposed for listing on the National Priorities List pursuant to CERCLA, on the CERCLIS, or on any other similar state list, or that is the subject of Federal, state, or local enforcement actions or other investigations that may lead to claims against Seller for any Remedial Action, damage to natural resources, or personal injury, including, but not limited to, claims under CERCLA.

          (8)     Except as disclosed on Exhibit K, there are no underground storage tanks at the Property.  Except with respect to the North and South NFR Letter Remediation Projects, Seller has not removed or abandoned any underground storage tanks at the Property, and Seller has no knowledge of the existence, abandonment or removal of underground storage tanks at the Property.

          (9)     Seller has no knowledge of polychlorinated biphenyl's ("PCBs") or friable or damaged asbestos at the Property; Seller has not removed (or required or requested the removal of) any PCBs or damaged or friable asbestos from the Property; and Seller has no knowledge of the previous existence of any PCBs or damaged or friable asbestos at the Property.

          (10)     Exhibit K contains a true, complete and accurate listing of (i) all reports, test results, analytical data, boring logs, and other studies undertaken by or at the request of Seller and/or in Seller's possession or control (and its contractors, lenders, affiliates and agents) with respect to the Property and the environmental condition thereof; (ii) all written orders, directives and notices of Governmental Authorities received by Seller or its consultants and contractors in connection with the environmental condition of the Property, and (iii) all correspondence to and from Governmental Authorities and environmental consultants in possession of Seller with respect to the environmental condition of the Property.

          (11)     Except as disclosed on Exhibit K, to the best of Seller's knowledge, no property neighboring or adjacent to the Property has a Hazardous Condition in, on or under said Property.

The representations and warranties made in this Section 9 of this Agreement by Seller shall be continuing, and shall be deemed remade by Seller as of the date of Closing with the same force and effect as if in fact specifically remade at that time.  All representations and warranties made in this Agreement shall survive the Closing until the earlier to occur of:  (a) with respect to the portion of the Property that is the subject of the North Side NFR Letter (as defined herein), three (3) years from the date of issuance by IEPA of the North Side NFR Letter, and as to the portion of the Property that is the subject of the South Side NFR Letter (as defined herein), three (3) years from the date of issuance of the South Side NFR Letter, or; (b) five (5) years from the date of Closing, and shall not merge into any instrument or conveyance delivered at the Closing.  Notwithstanding anything to the contrary herein, the effect of the representations and warranties made herein shall not be diminished, abrogated or deemed to be waived by the Inspections, Assessment(s), or any other inspections or investigations made by Buyer; however, Seller's total liability for breach shall be limited as provided for in Section 7(c) of the Asset Purchase Agreement.

         (c)     Indemnity.
    Seller agrees to and does hereby indemnify, defend and hold harmless Purchaser, its partners, shareholders and the respective agents, contractors, employees, shareholders, trustees and representatives of each of Purchaser, its partners and shareholders, and each of their successors and assigns, from and against any and all liabilities, claims, demands, suits, administrative proceedings, causes of action, costs, damages, personal injuries and property damages, losses and expenses, both known and unknown, present and future, at law or in equity, arising out of or in related in any way to the North and South NFR Letter Remediation Projects, and the presence of any Hazardous Materials or Hazardous Conditions or Releases in or about the Property, or any portion thereof, existing, arising, accruing or occurring on or prior to the Closing Date or the transport from or removal or disposal of, any Hazardous Material of or from the Property or any activities thereon at any time prior to the Closing.  This indemnification includes, without limitation, (i) any and all Remedial Costs associated with the North and South NFR Letter Remediation Projects, and any other Hazardous Materials, Hazardous Conditions or Releases; (ii) to the maximum extent allowed by law, all fines and/or penalties that may be imposed in connection with the NFR Letter Remediation Project, (iii) defense of any claim made by any individual or entity (including, but not limited to, any Governmental Authority) concerning any of the foregoing, which defense shall be conducted by counsel and with the assistance of environmental advisors and consultants, in all cases subject to the prior written approval of Purchaser, and (iv) reasonable legal fees and costs and environmental advisors' and consultants' fees incurred by Purchaser with respect to enforcing its rights under this indemnification provision.  This indemnity shall survive the Closing until the earlier to occur of:  (a) with respect to the portion of the Property that is the subject of the North Side NFR Letter (as defined herein), three (3) years from the date of issuance by IEPA of the North Side NFR Letter, and as to the portion of the Property that is the subject of the South Side NFR Letter (as defined herein), three (3) years from the date of issuance of the South Side NFR Letter, or; (b) five (5) years from the date of Closing, and shall not be merged into any of the conveyancing documentation delivered at Closing.  Notwithstanding anything to the contrary contained herein, Seller's liability hereunder shall be limited as provided for in Section 7(c) of the Asset Purchase Agreement.

    10. Closing Documents; Closing Conditions.

        (a)     At the Closing, Seller shall provide Buyer with the following:

                (i)     Customary title affidavits as reasonably required for Buyer's title insurance company to insure Buyer's fee simple title and Buyer's mortgagee's interest, subject to matters of public record and as would be disclosed on a current and accurate survey;

                (ii)     Certified resolutions of the Seller authorizing the sale of the Property pursuant to the terms of this Agreement and authorizing the person executing this Agreement, the deed delivered in connection with this Agreement and the other documents relating to this Agreement to execute the same together with a customary incumbency certificate regarding such signatories;

                (iii)     A properly executed and notarized Corporate Warranty Deed to the Property;

                (iv)     A Closing Statement;

                (v)     Transfer Tax Documents;

                (vi)     Assignment and Assumption of Contracts;

                (vii)     Assignment and Assumption of Lease;

                (viii)     FIRPTA Affidavit.

                (b)         At the Closing, Buyer shall deliver to Seller the following:

                            (i) The Purchase Price, as required by Section 2 herein;

                            (ii) Certified resolutions of the Buyer as may be required by the Title Company authorizing the purchase of the Property pursuant to the terms of this Agreement and authorizing the person executing this Agreement and the other documents relating to this Agreement to execute the same together with a customary incumbency certificate regarding such signatories.

                            (iii)     A Closing Statement;

                            (iv)     Assignment and Assumption of Contracts;

                            (v)      Assignment and Assumption of Lease;and

                            (vi)     Assignment of Real Estate Purchase and Sale Agreement.

                            (c)     The parties respective obligations to Close the transactions contemplated herein are conditioned upon the following:

                             (i)     No material defaults by the other party exist under this Agreement beyond the applicable cure period;

                             (ii)     The parties have closed upon the acquisition of assets pursuant to that certain Asset Purchase Agreement;

                            (iii)     All documents referred in Sections 10(a) and 10(b) have been duly executed and delivered.

    11.     Adjustments and Taxes.

            (a)     At Closing, all adjustments for general and specific real estate taxes, assessments and other city, township, county or state fees or charges affecting the Property; utility charges, deposits, fuels; and other items of accrued or prepaid income and expenses shall be customarily apportioned or prorated as of 11:59 p.m. Eastern, on the day of Closing (with all prorations to be made on a 366 day year basis), provided, however, real estate taxes shall be prorated at 110% of the final 2000 tax bill, subject to reproration as set forth in 11(b) below.  Buyer and Seller shall split equally recording, filing and escrow fees and Seller shall pay the transfer taxes associated with the Closing.

            (b)     Subject to Section 11(a) any adjustments not finally determined or agreed upon as of the Closing Date shall be paid by Buyer to Seller, or by Seller to Buyer, as the case may be, from time to time in cash as soon as practicable following the receipt or determination of the information necessary to make the adjustments after the Closing Date.   For example, if any tax or assessment is not finalized for the tax year in which the Closing takes place, the parties hereto agree to re-prorate the tax or assessment upon issuance of a final bill.  The reproration provisions of Section 11 shall survive the Closing until issuance of a final tax bill for the Property for the year 2001.

    12.     Delivery of Possession at Closing.  Seller agrees to deliver possession of the Property to the Buyer at the Closing free from all tenants or parties in possession, except as set forth in Exhibit J, and Seller shall deliver all keys in its possession to the Property to Buyer at the Closing.

    13.     Brokers.

            (a)     Seller represents and warrants that this sale was brought about as part of a business transaction by Triad Partners, Inc. ("Triad"), as a business broker and not as a licensed real estate broker, and that no other broker brought the Buyer to Seller's attention or was otherwise instrumental in bringing about this sale on behalf of Seller.  Seller shall indemnify and hold Buyer and Buyer's agents harmless from Seller's breach of the foregoing representation and warranty.  Seller shall pay a brokerage fee to Triad pursuant to that separate agreement between Seller and Triad, if and when Closing occurs, and the Buyer will have no liability for such commissions.

            (b)     Buyer represents and warrants that no broker brought the Property to Buyer's attention or was otherwise instrumental in bringing about this sale.  Buyer shall indemnify and hold Seller and Seller's Agents harmless from Buyer's breach of the foregoing representation and warranty.

    14.     Condemnation and Damage by Fire or Other Casualty.

             (a)     If, prior to Closing, any portion of the Property is taken by condemnation, eminent domain or otherwise (or is the subject of a pending, threatened or contemplated taking which has not been consummated), Seller shall promptly notify Buyer of such fact.  In the event of such a taking (or proposed taking), Buyer shall have the option, in its sole and absolute discretion, to (i) terminate this Agreement upon written notice to Seller given not later than three (3) business days after receipt of Seller's notice or (ii) purchase all of the Property pursuant to this Agreement without modification of the terms of this Agreement.  If Buyer timely and properly elects to terminate this Agreement pursuant to its option to terminate as set forth above, this Agreement shall be deemed terminated and neither party to this Agreement shall have any further rights or obligations hereunder except for those which survive Closing.  If Buyer elects to purchase all of the Property despite the condemnation, neither party shall have the right to terminate this Agreement, but at Closing Seller shall assign in writing (in form reasonably satisfactory to Buyer) and turn over to Buyer, and Buyer shall be entitled to receive and keep, all awards for the taking which accrued to Seller, and the parties shall proceed to closing pursuant to the terms hereof without modification of the terms of this Agreement and without any reduction in the Purchase Price.

             (b)     As of the Closing and as a further condition precedent to the obligation of Buyer to purchase the Property pursuant to this Agreement, there shall be no unrepaired damage by fire or other casualty to any portion of the Property, the estimated cost of repair of which is more than Twenty Five Thousand and No/100 Dollars ($25,000.00), otherwise Buyer shall have the right to terminate this Agreement upon written notice to Seller, in which event this Agreement shall be deemed terminated and neither party to this Agreement shall have any further rights or obligations hereunder, except those which expressly survive Closing.  If (i) any portion of the Property is damaged by fire or casualty after the Effective Date and is not repaired and restored substantially to its original condition prior to Closing, (ii) the estimated cost of repairs of the casualty is Twenty Five Thousand and No/100 Dollars ($25,000.00) or less, and (iii) the casualty is covered by insurance for which it is reasonable to expect insurance proceeds to be received, Buyer shall be required to purchase the Property in accordance with the terms of this Agreement and, at Closing, Seller shall assign to Buyer all insurance claims and proceeds with respect thereto and shall pay or credit to Buyer the amount of any deductible or uninsured loss with respect to such casualty.   If a casualty to any part of the Property has occurred and Buyer is required or elects to complete the purchase of the Property, Seller shall cooperate with Buyer in prosecuting all insurance claims assigned to Buyer at closing.

     15.     Additional Environmental Matters.

             (a)     North Side Remediation.  Seller has advised Buyer that Seller is currently in the process of performing any remediation, sampling, delineation or testing and preparing any and all additional materials, filings, affidavits and requests as are necessary or that may be required by the Illinois Environmental Protection Agency ("IEPA") to obtain a Comprehensive No Further Remediation Letter from the IEPA in connection with IEPA Site No. 0310815020 - Cook County, Evanston/Tapecoat Company for the North Side of the Property, commonly known as 1517-37 Lyons Street (such Comprehensive No Further Remediation Letter is referenced to herein as the North Side NFR Letter" and all such work in connection therewith being referred to herein collectively as the North Side NFR Letter Remediation Project"), or such other equivalent evidence satisfactory to Buyer in its sole discretion, pursuant to which the IEPA or such other applicable governmental agency irrevocably and unconditionally agrees that the North Side NFR Letter Remediation Project has been completed in compliance with all applicable federal and state laws, statutes, regulations and ordinances, and that no further clean-up, remediation or comparable activity is required in connection therewith.  Seller agrees hereby, at its sole cost and expense, to use diligent, good faith efforts to obtain the North Side NFR Letter on or prior to the Closing Date.  Such North Side NFR Letter may contain requirements for compliance with institutional controls, provided any such requirements do not materially interfere with Buyer's intended use of the Property.

             (b)     South Side Remediation.  Seller has provided Buyer with a copy of that certain Phase I Investigation (ENSR Project No. 06506-010-100) dated June 15, 2001, relating to an environmental review of the South Parcel of the Property (1520 Lyons Street).  Pursuant to the recommendations of the above referenced Phase I Investigation, Buyer and Seller have authorized a Phase 2 Investigation of the South Parcel by DAI Environmental, with the cost of such Phase 2 Investigation being split between Buyer and Seller, with Seller paying the first $15,000 thereof and Buyer paying any remaining amount incurred in performing such Phase 2 investigation.  The results of the Phase 2 investigation are set forth in that certain DAI report dated September 24, 2001 (the DAI Phase 2") Seller has agreed and undertaken to perform any remediation, sampling, delineation or testing and the preparation of any and all additional materials, filings, affidavits and requirements as are necessary or that may be required in accordance with the recommendations of the DAI Phase 2 to obtain a Comprehensive No Further Remediation Letter from the IEPA for the South Parcel (such comprehensive No further Remediation Letter is referenced to herein as the South Side NFR Letter" and all such work in connection therewith being referenced to herein collectively as the South Side NFR Letter Remediation Project")(The North Side NFR Letter Remediation Project and the South Side NFR Letter Remediation Project are sometimes referenced to herein collectively as the North and South Side MFR Letter Remediation Projects), or such other equivalent evidence satisfactory to Buyer in its sole discretion pursuant to which the IEPA or such other applicable governmental agency irrevocably and unconditionally agrees that the South Side NFR Letter Remediation Project has been completed in compliance with all applicable federal and state laws, statutes, regulations and ordinances, and that no further clean-up, remediation or comparable activity is required in connection therewith.  Seller agrees hereby, at its sole cost and expense, to use diligent good faith efforts to obtain the South Side NFR Letter as soon as practicable following the Closing Date.  Such South Side NFR Letter may contain requirements for compliance with institutional controls, provided such requirements do not materially interfere with Buyer's intended use of the Property.

         (c)     At the Closing, Buyer shall retain from the Purchase Price the amount of $250,000 (the NFR Escrow Amount").  Buyer shall remit $125,000 of the NFR Escrow Amount to Seller upon Seller furnishing Buyer with a recorded copy of the North Side NFR Letter.  Seller may also make periodic (no more often than monthly) good faith requests (to be reasonably approved by Purchaser in good faith) for disbursements of the remaining NFR Escrow Amount to reimburse Seller for those costs and expenses that it incurs in order to obtain the South Side NFR Letter.  All requests for disbursement shall be made in writing and shall include a brief statement of the purpose of such disbursement request, along with copies of all invoices, receipts and other documentation supporting the request for payment.  It shall be a condition precedent to the final disbursement of the NFR Escrow Amount that the Title Company issue (at Seller's expense) a Date Down Endorsement to the Title Policy.  Additionally, as of the Closing, Buyer grants to Seller a license (on terms reasonably acceptable to Buyer) to provide Seller with post-Closing access to the Property in order to enable Seller to complete and procure the North Side and the South Side NFR Letters.  Seller hereby covenants and agrees to procure the North Side and the South Side NFR Letters in a diligent and good faith manner after the Closing.  All post-Closing North Side and South Side NFR Letter Remediation Project related activities by Seller at the Property shall be subject to the reasonable approval of Buyer and Seller shall promptly furnish Buyer with copies of all filings, reports, laboratory results and correspondence in connection therewith, prior to the filing or delivery of the same to the IEPA.  All such activity shall be performed under the direction of DAI Environmental or such other environmental consultant reasonably acceptable to Buyer.  Buyer agrees to reasonably assist Seller in its efforts to obtain the North Side and the South Side NFR Letters, at no additional expense to Buyer, including but not limited to, executing such documents and affidavits as may reasonably be required by the IEPA.  Notwithstanding the foregoing, Seller's right of access to the Property subsequent to Closing shall be expressly conditioned upon providing reasonable assurances to Buyer that such activities shall be undertaken in a timely fashion without damage to the Property or the disruption of business activities at the Property, which reasonable assurances may include, but not be limited to, the requirement that Seller obtain appropriate (in Buyer's reasonable opinion) liability insurance naming Buyer as an additional insured.  In addition to whatever assurances may be provided by Seller to Buyer in connection with post-Closing remediation activities, in the event that, as a result of any such remediation activities of Seller in connection with the procurement of the North Side and the South Side NFR Letters, any damage of any nature whatsoever occurs to the Property, then Seller shall promptly repair such damage, at Seller's sole cost and expense, so as to return the Property to the same condition as existed immediately prior to such damage.  Seller hereby indemnifies, protects, defends and holds Buyer harmless from and against any and all losses, damages, claims, causes of action, judgments, damages, costs and expenses that Buyer suffers or incurs as a result of any damage caused at, to, in, or at the Property during the course of, or as a result of, any or all of the Seller's post-Closing remediation activities in connection with the procurement of the North Side and the South Side NFR Letters.  The foregoing indemnity shall survive the Closing.

     16.     Future Sales.  Buyer agrees to split with Seller, the net profits of any sale to a third-party (a party not related or affiliated with Buyer) that closes within twenty-four (24) months of the Closing Date hereof.  For purposes hereof, if any such sale closes within 24 months of the Closing Date hereof, net profits of sale" shall mean fifty percent (50%) of that amount of the selling price actually received by Buyer in excess of the amount of $1,700,000.00, less the expenses of sale and any additional amounts expected by Buyer from and after the Closing to maintain, repair or improve the Property.

     17.     Assignment.  This Agreement and the Buyer's and Seller's rights hereunder may not be assigned without the consent of the other party hereto, except Buyer may assign or transfer its interest in this Agreement to an entity affiliated with Buyer without Seller's consent, provided any such assignment shall not release Buyer from its undertakings hereunder.

     18.     Entire Agreement.  The terms of this Agreement (together with any Exhibits attached hereto and the escrow agreements referred to in Section 15 hereof) constitute the entire agreement between Buyer and Seller concerning the purchase of the Property.  This Agreement supersedes any and all other agreements concerning the purchase of the Property, whether oral or written between Buyer and Seller.

     19     Amendments.  Any amendment to this Agreement must be in writing and signed by the Buyer and Seller.

     20.     Binding Effect.  This Agreement shall be binding upon the parties and their respective heirs, legal representatives, successors and assigns.

     21.     Nonwaiver.  Failure of either party to insist on the strict performance of any provision of this Agreement shall not be construed or deemed to be a waiver of that provision or any other provision of this Agreement.

     22.     Default.  If either party shall be in default by reason of failure or refusal to comply with any terms of this Agreement after having received written notice of such default and a reasonable opportunity to cure such default, the other party shall have the right to pursue an action for specific performance or damages in a court of competent jurisdiction.

     23.     Applicable Law.  This agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Illinois, without regard to principles of conflicts of law.

     24.     Notices.

             (a)     Any notice, report, demand, request or other instrument or communication authorized, required, or desired to be given under this Agreement by Buyer or Seller shall be in writing and shall be deemed given if addressed to the party intended to receive the same, at the address of such party set forth below, (i) when delivered at such address by hand or by overnight delivery service, or (ii) when delivered by facsimile at the facsimile number listed below, and the sending party receives a facsimile confirming receipt.

If to Seller:	TC Manufacturing Co., Inc.
C/O Fagel Haber LLC
55 East Monroe Street
40th Floor
Chicago, Illinois 60603
Attn.: Norton N. Gold, Esq.
Facsimile: (312) 580-2201
Telephone: (312) 346-7500

With a copy to:	Norton N. Gold, Esq.
Fagel Haber LLC
55 East Monroe Street
40th Floor
Chicago, Illinois 60603
Facsimile: (312) 580-2201
Telephone: (312) 346-7500

If to Buyer:	Chase Corporation
26 Summer Street
Bridgewater, Massachusetts 02324
Attn: President
Facsimile: (508) 697-6419
Telephone: (508) 279-1789

With a copy to:	George M. Hughes, Esq.
Hughes & Associates
P.O. Box 610138
Newton Highland, Massachusetts 02461-0138
Facsimile: (617) 244-8182
Telephone: (617) 965-7995

and	Stephen R. Chesler or
Roy L. Bernstein
Michael Best & Friedrich LLC
401 N. Michigan Avenue
Suite 1900
Chicago, Illinois 60611
Facsimile: (312) 222-0818
Phone: (312) 222-0800

      (b)     Either party may change the address to which any such notice, report, demand, request or other instrument or communications to such party is to be delivered or mailed, by giving written notice of such change to the other parties, but no such notice of change shall be effective unless and until received by such other parties.

     25.     Calculation of Time; business day.  When any period of time stated in this Agreement would end on a Saturday, Sunday or legal holiday in the State of Illinois, such period shall be deemed to end on the next day following which is not a Saturday, Sunday or legal holiday; and the term business day" as used herein shall refer to any day which is not a Saturday, Sunday or legal holiday in the State of Illinois.

     26.     Interpretation.  The parties acknowledge that each party and its counsel have reviewed this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

     27.     Severability.  If any provisions of this Agreement are held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement, provided that both parties may still effectively realize the complete benefit of the transaction contemplated hereby.

     28.     Counterpart Execution.  This Agreement may be executed in one or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement. The facsimile signature of either party transmitted to the other party shall be binding upon the transmitting party.

     29.     Time.  TIME IS OF THE ESSENCE OF THIS AGREEMENT.

     IN WITNESS WHEREOF, the Buyer and Seller have hereunto set their hands and seals to this Agreement on the date first above written.

ATTEST:	SELLER:
TC Manufacturing Co., Inc., an Illinois corporation
______________________	By:_______________________
Name:_____________________
Title:_______________________

ATTEST:	BUYER:

CHASE CORPORATION, a Massachusetts
corporation

___________________________	By:______________________
Name:___________________
Title:_____________________

 EXHIBIT A
 PROPERTY DESCRIPTION